                                                            Reg. No. 333-44677
                                              Filed Pursuant to Rule 424(b)(3)



PROSPECTUS



                             KEY ENERGY GROUP, INC.

                                  $216,000,000
                       5% CONVERTIBLE SUBORDINATED NOTES

                        6,629,869 SHARES OF COMMON STOCK


       Certain selling securityholders of the Company (the "Selling Securityholders") are hereby offering for resale up to $216,000,000 aggregate principal amount of 5% Convertible Subordinated Notes due 2004 (the "Notes") of Key Energy Group, Inc., a Maryland corporation (the "Company"), along with an indeterminate number of shares of the common stock, par value $.10 per share, of the Company ("Common Stock") issuable upon conversion of the Notes. In addition, certain Selling Securityholders are offering for sale 100,000 shares of Common Stock and an additional 265,000 shares of Common Stock issuable upon exercise of a warrant held by such Selling Securityholders (the "Warrant"). The Company will not receive any of the proceeds from the sale of the Notes or Common Stock offered hereby.

       The Common Stock is listed on the American Stock Exchange (the "AMEX") under the symbol KEG. On January 16, 1998, the closing price of the Common Stock, as reported on the AMEX, was $18.875 per share. The Notes are not listed on any securities exchange, but are traded in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market of the National Association of Securities Dealers, Inc.

       The Notes and the Common Stock may be offered and sold from time to time by the Selling Securityholders named under "Selling Securityholders" or named in a Prospectus Supplement through underwriters, dealers or agents or directly to one or more purchasers in fixed price offerings, in negotiated transactions, at market prices prevailing at the time of sale or at prices related to such market prices. The terms of the offering and sale of the Notes and the Common Stock in respect of which this Prospectus is being delivered, including any initial public offering price, any discounts, commissions or concessions allowed, reallowed or paid to underwriters, dealers or agents, the purchase price of the Notes and the Common Stock and the proceeds to the Selling Securityholders, and any other material terms shall be as set forth in the applicable Prospectus Supplement. See "Plan of Distribution" for indemnification arrangements, including indemnification of agents, dealers and underwriters.

       FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                           ------------------------

           THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY  IS A CRIMINAL OFFENSE.

                           ------------------------



               The date of this Prospectus is February 6, 1998.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents, which have been filed with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated in this Prospectus and specifically made a part hereof by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997, as amended; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997; (iii) the Company's Proxy Statement dated November 28, 1997; (iv) the Company's Current Reports on Form 8-K dated June 25, 1997, as amended, September 1, 1997, as amended, September 25, 1997, as amended, October 1, 1997, as amended, and October 9, 1997; and (v) the description of the Common Stock contained in the Company's Form 8-A filed on May 21, 1981, as amended on January 27, 1986 and October 19, 1989. All other documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of the Common Stock covered by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

       The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into the information that
this   Prospectus incorporates).  Requests for such copies should be made to the Company at its principal executive offices, Two Tower Center, 20th Floor, East Brunswick, New Jersey 08816, telephone number (732) 247-4822, Attn: Jack
D. Loftis.

                DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

       This Prospectus and the documents that are incorporated in this Prospectus by reference contain certain statements that are "Forward Looking Statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act. Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning market position, future operations, margins, profitability, liquidity and capital resources, and statements concerning the integration of the operations acquired and achievement of certain benefits in connection therewith. Forward Looking Statements are included in the sections captioned "Risk Factors," "The Company," and elsewhere in this Prospectus and in documents that are incorporated in this Prospectus by reference. Although the Company believes that the expectations reflected in such Forward Looking Statements are reasonable, it can give no assurance that such expectations will prove to be correct. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, projected or anticipated benefits from acquisitions made by or to be made by the Company, or projections involving anticipated revenues, expenses, earnings, levels of capital expenditures or other aspects of operating results. The Company's operations are subject to uncertainties, risks and other influences, many of which are outside of the Company's control and any one of which, or a combination of which, could materially adversely affect the results of the Company's operations and whether the Forward Looking Statements prove to be accurate. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

       Key Energy Group, Inc. (the "Company") operates approximately 795 well service rigs, 623 fluid hauling and other trucks and 43 drilling rigs in the Permian Basin, the Mid-Continent region, the Ark La Tex region, Michigan, the Appalachian Basin, the Rocky Mountain region, the Four Corners area of the Southwest and Argentina. The Company believes it operates the largest combined fleet of active well service rigs and fluid hauling and other trucks onshore the continental United States and the second largest fleet in Argentina. The Company provides a full range of maintenance and workover services to major and independent oil and gas companies in all of its operating regions. In addition to maintenance and workover services, the Company provides services that include the completion of newly drilled wells, the recompletion of existing wells (including horizontal recompletions) and the plugging and abandonment of wells at the end of their useful lives. Other services include oilfield fluid and equipment transportation, storage and disposal services, frac tank rentals, fishing and rental tools, wireline services, air drilling and hot oiling. In addition, the Company is engaged in contract drilling in West Texas, the Ark La Tex region, the Four Corners area, Michigan and Argentina and owns and produces oil and natural gas in the Permian Basin.

       The Company believes it has a distinctive business strategy designed to take advantage of growth opportunities within the fragmented but consolidating well service industry. The strategy emphasizes a decentralized management philosophy that encourages decision making at the local level. The strategy has resulted in growth through the enhancement of services and strategic acquisitions and control of overhead and operating expenses. The Company's strategy also is designed to minimize the business risks associated with unexpected downturns in one or more of its business segments. As a result, the Company has become a leader in its domestic markets by establishing a reputation for competitive and comprehensive services, including high quality equipment and well-trained crews that operate within stringent safety guidelines.

              Enhancement of Services: The Company has implemented a strategy to provide its customers with a single source of well services and equipment. The Company's ability to provide an increasing array of services, along with the Company's reputation for reliability and safety, has enabled the Company to increase its market share in its primary areas of operations.

              Acquisition Strategy: The Company's acquisition strategy focuses on companies or equipment that either expand the range of services that the Company provides or present opportunities to expand its business into new markets. The Company attempts to acquire businesses with strong customer relationships, a history of superior customer service and the potential to be assimilated efficiently into the Company's existing regional management structure with a minimal increase in overhead costs. In the last two years, the Company has acquired 32 well servicing operations, several oil and gas properties and four drilling operations. In addition, agreements for the acquisition of three well service companies and two drilling companies are pending.

              Decentralized Operations: The Company's decentralized management philosophy is consistent with the regional nature of the well service business. This structure allows the Company's senior management to establish the Company's policies, and permits the Company's regional managers to implement those policies in each of the Company's business segments and markets. As a result, local managers are better able to deal efficiently with local and time-sensitive issues, thereby allowing them to be more responsive to customer needs.

              Low Operating Costs: Because of its cost controls and low corporate overhead, among other factors, the Company has one of the lowest general and administrative costs to revenue ratios and one of the highest EBITDA to revenue ratios in the well service industry.

       The Company's principal offices are located at Two Tower Center, 20th Floor, East Brunswick, New Jersey 08816, and its telephone number is (732) 247-4822.

                                  RISK FACTORS

       The following should be considered carefully with the information provided elsewhere in this Prospectus and the documents incorporated by reference herein in reaching a decision regarding an investment in the Notes and Common Stock offered hereby.

DEPENDENCE ON OIL AND GAS INDUSTRY; INDUSTRY CONDITIONS

       The Company's business is substantially dependent upon conditions in the oil and gas industry and, specifically, the production expenditures of oil and gas companies. The demand for well servicing and workover activities is directly influenced by oil and gas prices, expectations about future prices, the cost of producing and delivering oil and gas, government regulation, including environmental regulations, local and international political and economic conditions, and governmental policies regarding exploration and development of oil and gas reserves. The demand for well servicing and related services in the United States was severely depressed for most of the last decade due in large part to prolonged weakness and uncertainty of oil and gas prices. As a consequence, diminished demand during that period led to lower day rates and lower use of available equipment. Demand for well services has stabilized over the last two years, and prices for such services have stabilized or increased during that period. Nonetheless, there can be no assurance that periods of diminished demand in the well service industry will not occur.

RISKS ASSOCIATED WITH ACQUISITIONS

       One of the Company's business strategies is to pursue acquisitions of businesses that are complementary to those of the Company. In the last 20 months, the Company has acquired 29 well servicing operations, several oil and gas properties and one drilling operation. Integrating the acquired businesses and personnel requires significant management time and skill. Management of the Company's growth will require continued expansion of the Company's operational and financial control systems, which could place a significant strain on the Company's resources. Acquisitions of companies involve financial, operational and legal risks, including the difficulty of assimilating operations and personnel of the acquired companies and of maintaining uniform standards, controls, procedures and policies. There can be no assurance that the Company will be successful in making additional acquisitions or be effective in integrating such acquisitions. Any failure to effectively integrate future acquisitions could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company competes and will continue to compete with other buyers for acquisitions. As a result, if the prices sellers seek were to rise, the Company could find fewer acceptable acquisition opportunities.

POTENTIAL LABOR SHORTAGE

       The Company's ability to maintain its productivity and profitability depends on its ability to attract and retain skilled workers. Although the Company's size has increased substantially over the last two years, the Company historically has experienced a high employee turnover rate, and the Company continues to need replacement and additional workers, and devotes significant management time and effort to attracting and retaining workers. The Company believes that many skilled or trainable workers reside in reasonable proximity to its facilities; however, there can be no assurance that the Company will be successful in recruiting and training such workers due to a variety of factors. Such factors include the potential inability or lack of desire by such workers to commute to the Company's facilities and job sites or relocate to areas closer to the Company's areas of operation, and competition for workers from other industries. Although the Company believes that its wage rates are competitive and that its relationship with its workforce is good, a significant increase in the wages other employers pay could result in a reduction in the Company's workforce, increases in the Company's wage rates, or both. If either of these events occurs, the Company's profitability could be diminished and the Company's growth potential could be impaired.

OPERATING RISKS; INSURANCE

       The Company's operations are subject to many hazards inherent in the maintenance, workover, drilling and operation of oil and gas wells, the occurrence of which could result in the suspension of operations, damage to or destruction of equipment and injury or death to field personnel. These hazards include explosions, blow-outs, reservoir damage, loss of well control, cratering and fires. Damage to the environment also could result from the Company's operations. The Company maintains insurance coverage in such amounts and against such risks as it believes to be in accordance with normal industry practice. Such insurance does not, however, provide coverage for all liabilities (including liabilities for certain events involving pollution), and there can be no assurance that such insurance will be adequate to cover all losses or liabilities that the Company might incur in its operations. Moreover, no assurance can be given that the Company will, in the future, be able to maintain insurance at levels it deems adequate and at rates it considers reasonable or that any particular types of coverage will be available.

       The well service business also is subject to seasonal risks caused by adverse weather conditions such as severe winter storms. In addition, the Company's operations in Northern regions are subject to limitations on transporting equipment during the spring thaw.

COMPETITION

       Competition is intense in all of the Company's markets. The Company competes on the basis of the quality of its equipment and service, its safety record and pricing. While management believes that the Company's reputation for quality of equipment and service and its safety record are among the best in the industry, certain competitors have access to greater financial and other resources than the Company, which could allow those companies to price their services more aggressively than the Company.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

       The Company's operations are subject to federal, state and local laws and regulations including those relating to protection of the environment, natural resources, health and safety, waste management, and transportation of hydrocarbons and chemicals. Various operations conducted by the Company, including waste disposal and the handling of materials which are classified as wastes, pollutants or hazardous substances, may require permits or other authorizations. Sanctions for noncompliance with these laws and regulations may include administrative, civil and criminal penalties, as well as revocation of permits, and corrective action orders. These laws may impose retroactive liability and may render a party liable for environmental damage or threats to human health or the environment without regard to that party's negligence or fault. Consequently, the Company could be exposed to liability for the conduct of, or conditions caused by, others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. Laws and regulations protecting the environment have been expanded, modified and reinterpreted over the years, resulting in increasingly stringent requirements. The application or interpretation of these regulations or the adoption of new regulations could have a material adverse effect on the Company. In addition, the modification or interpretation of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas for economic, environmental or other reasons could have a material adverse effect on the Company's operations by limiting well servicing opportunities.


DEPENDENCE ON KEY PERSONNEL

       The Company's business is partially dependent upon the performance of certain of its executive officers. The Company has entered into employment agreements with these executive officers that contain non-compete provisions. Notwithstanding such agreements, there can be no assurance that the Company will be able to retain such officers or that it will be able to enforce the non-compete provisions in the event of their departure. Although the Company maintains key man life insurance on the lives of certain of such officers, including its Chief Executive Officer, the existence of such insurance does not mean that the death or disability of one or more of them would not have a material adverse effect upon the Company.

INTERNATIONAL INVESTMENTS

       The Company has investments and may make additional investments in Argentina. The Company also may make investments in other foreign countries and in companies located or with significant operations outside the United States. Such investments are subject to risks and uncertainties relating to the political, social and economic structures of those countries. Risks may include fluctuations in currency valuation, expropriation, confiscatory taxation and nationalization, currency conversion restrictions, increased regulation and approval requirements and governmental policies limiting returns to foreign investors.

SUBSTANTIAL LEVERAGE

       The Company has substantial indebtedness and is highly leveraged. The degree to which the Company is leveraged could adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. At January 16, 1998, the Company's outstanding long-term debt totaled approximately $327.6 million, consisting of (i) $4.6 million of outstanding 7% Convertible Subordinated Debentures due 2003 (the "Debentures"), (ii) $216.0 of outstanding Notes and (iii) $107.0 million borrowed under the Company's $250 million revolving credit facility (the "Revolving Credit Facility"). At November 30, 1997, the Company's ratio of total debt to total capitalization was approximately 69%. If the Company borrows the entire amount available under the Revolving Credit Facility (and assuming no conversion of the Debentures or the Notes), its total long-term debt would be $481.8 and its ratio of total debt to total capitalization would be approximately 78% (based on the Company's stockholders' equity at November 30, 1997).

       In recent years, cash generated from the Company's operating activities in conjunction with borrowings and proceeds from private equity issuances has been sufficient to meet its debt service, acquisition and capital expenditure requirements. There can be no assurance that cash generated from such sources will be sufficient to meet its future debt service requirements and to make anticipated acquisitions, investments and capital expenditures.

SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET
PRICES

       As of January 16, 1998, the Company had a total of 18,707,390 shares of Common Stock outstanding, including 400,000 recently purchased by the Company which the Company is in the process of converting to treasury shares. As of January 16, 1998, the Company held 16,666 shares of Common Stock in treasury. Of the outstanding shares, approximately 1,459,211 are "restricted securities" as that term is defined in Rule 144 under the Securities Act, and as such, are subject to restrictions on resale in the public markets. However, all but 225,000 shares of such restricted securities are registered under registration statements under the Securities Act or are subject to registration under registration rights agreements. In addition, approximately 8,772,465 shares of Common Stock are issuable upon the exercise of existing options and warrants and the conversion of convertible securities, including 471,795 shares currently issuable upon conversion of the Debentures and 5,610,390 shares issuable upon conversion of the Notes. All of such shares will be issued in registered transactions, or have been or will be registered for resale pursuant to a registration rights agreement. Sales of a substantial number of any of such shares in the public markets, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                            SELLING SECURITYHOLDERS

       The following table sets forth information concerning the principal amount of Notes and number of shares of Common Stock offered by the Selling Securityholders (the "Shares").

                                                       Beneficial Ownership
                                                         of Notes Before           Beneficial Ownership
                                                            Offering(1)            of Common Stock(1)
                                                       ---------------------  ------------------------
                                                         Principal
                                                          Amount
                                                          Owned       % of       Number of       % of
 Name                                                  (in dollars)   Class     Shares(2)(3)   Class(3)
 -----                                                 ------------  --------  -------------- ----------
AGSPC Growh & Income Fund                               2,000,000        *          51,948          *

Argent Classic Convertible Arbitrage Fund L.P.          1,000,000        *          25,974          *

Argent Classic Convertible Arbitrage Fund               3,000,000      1.3          77,922          *
(Bermuda) L.P.

Arkansas PERS                                           1,400,000        *          36,363          *

Associated Electric & Gas Insurance Services              200,000        *           5,194          *
Limited

Bank of America Convertible Securities Fund               200,000        *           5,194          *

Bear Stearns Securities Corp.                           4,525,000      2.0         117,532          *

BS Debt Income Fund - Class A                               7,000        *             181          *

Buffalo Balanced Fund Inc.                                500,000        *          12,987          *

Buffalo High Yield Fund, Inc.                             750,000        *          19,480          *

CALAMOS Investment Trust                                   50,000        *           1,298          *
CALAMOS Strategic Income Fund

CFW-C, L.P.                                             5,000,000      2.2         129,870          *

Champion International Corporation Master                 240,000        *           6,233          *
Retirement Trust

Chrysler Corporation Master Retirement Trust            1,450,000        *          37,662          *

The Cincinnati Insurance Company                        1,500,000        *          38,961          *

Colonial Penn Life Insurance Co.                        1,000,000        *          25,974          *

Commonwealth Life Insurance Company                     2,000,000        *          51,948          *
(Camden-Teamsters Non-Enhanced)

Credit Suisse First Boston Corporation                    100,000        *           2,597          *

D.E. Shaw Investments, L.P                                850,000        *          22,077          *

D.E. Shaw Securities, L.P.                              2,550,000      1.1          66,233          *

Dean Witter Convertible Securities Trust                3,000,000      1.3          77,922          *

Dean Witter Variable High Yield Fund                    2,500,000      1.1          64,935          *

Delaware PERS                                           1,200,000        *          31,168          *

Delta Air Lines Master Trust                              460,000        *          11,948          *

Dorinco Reinsurance Company                             1,000,000        *          25,974          *

The Dow Chemical Company Employees'                       550,000        *          14,285          *
Retirement Plan

Duckbill & Co.                                          1,350,000        *          35,064          *

DRZ Derivatives Securities LLC                            100,000        *           2,597          *

Employee Benefit Convertible Fund                         130,000        *           3,376          *

Equi-sel Ser Tr-Grw & Inc. Portfolio                    1,100,000        *          28,571          *

Evergreen American Retirement Trust                     1,000,000        *          25,974          *

Evergreen Income & Growth Fund                          5,750,000      2.5         149,350          *

Evergreen Small Cap Equity Income Fund                  3,250,000      1.4          84,415          *

The Fondren Foundation                                     60,000        *           1,558          *

Forest Convertible Opportunity Fund                       125,000        *           3,246          *

Forest Fulcrum Fund LP                                  4,875,000      2.2         126,623          *

Forest Global Convertible Fund Series A-5               3,975,000      1.8         103,246          *

Forest Global Convertible Fund Series B-1                  75,000        *           1,948          *

Forest Global Convertible Fund Series B-2                  75,000        *           1,948          *

Forest Global Convertible Fund Series B-3                 100,000        *           2,597          *

Forest Global Convertible Fund Series B-5                 100,000        *           2,597          *

Forest Performance Fund                                    90,000        *           2,337          *

Forest Performance Greyhound                              100,000        *           2,597          *

Fox Family Foundation                                      60,000        *           1,558          *

Fox Family Portfolio Partnership                          200,000        *           5,194          *

General Motors Employees Domestic Group                   500,000        *          12,987          *
Pension

Greyhound Lines                                           200,000        *           5,194          *

Highbridge Capital Corporation                          2,605,000      1.1          67,662          *

Highbridge International LDC                            1,500,000        *          38,961          *

Hughes Aircraft Company Master Retirement                 295,000        *           7,662          *
Trust

ICI American Holdings                                     475,000        *          12,337          *

John Hancock High Yield Bond                           25,000,000     10.3         649,350        3.3

LDG Limited                                               800,000        *          20,779          *

Lincoln National Convertible Securities Fund            3,175,000      1.4          82,467          *

Lincoln National Life Insurance                         1,340,000        *          34,805          *

Massachusetts Mutual Life Insurance Company             4,000,000      1.8         103,896          *

MassMutual Corporate Investors                          1,000,000        *          25,974          *

MassMutual Corporate Value Partners Limited             2,000,000        *          51,948          *

MassMutual High Yield Partners LLC                      2,500,000      1.1          64,935          *

MassMutual Participation Investors                        500,000        *          12,987          *

McMahan Securities Co., L.P.                            2,754,000      1.2          71,532          *

Merrill Lynch Convertible Fund, Inc.                    2,750,000      1.2          71,428          *

Merrill Lynch Convertible Securities Portfolio            500,000        *          12,987          *

Merrill Lynch Global Convertible Fund, Inc.               500,000        *          12,987          *

Merrill Lynch Pierce Fenner & Smith Inc.                1,875,000        *          48,701          *

Merrill Lynch World Income Fund, Inc.                   1,500,000        *          38,961          *

MFS Series Trust I - MFS Convertible Securities
Fund                                                        5,000        *             129          *

MFS Series Trust V - MFS Total Return Fund              1,985,000        *          51,558          *

Minnesota Power & Light                                   500,000        *          12,987          *

Nalco Chemical Retirement                                 225,000        *           5,844          *

NatWest Securities Limited                             11,875,000      5.2         308,441        1.6

                                                       Beneficial Ownership
                                                         of Notes Before           Beneficial Ownership
                                                            Offering(1)            of Common Stock(1)
                                                       ---------------------  ------------------------
                                                         Principal
                                                          Amount
                                                          Owned       % of       Number of       % of
 Name                                                  (in dollars)   Class     Shares(2)(3)   Class(3)
 -----                                                 ------------  --------  -------------- ----------
 OCM Convertible Trust                                   1,250,000      *          32,467          *

 Ohio National, Inc., Growth & Income Portfolio            100,000      *           2,597          *

 Old United Casualty Co.                                   250,000      *           6,493          *

 Pacific Horizon Capital Income Fund                     4,100,000    1.8         106,493          *

 Pacific Innovation Trust Capital Income Fund              210,000      *           5,454          *

 Pacific Life Insurance Company                          1,000,000      *          25,974          *

 PaineWebber High Income Fund                            3,200,000    1.4          83,116          *

 Partner Reinsurance Company, Ltd.                         305,000      *           7,922          *

 Penn Capital Management                                 2,500,000    1.1          64,935          *

 Phoenix Convertible Fund                                2,000,000      *          51,948          *

 Phoenix Home Life Convertible Fund                        450,000      *          11,688          *

 Port Authority of Allegheny County Retirement             800,000      *          20,779          *
 and Disability Allowance Plan for The
 Employees Represented By Local 85 of the
 Amalgamated Transit Union

 PRIM Board                                              1,975,000      *          51,298          *

 Reserve Convertible Securities Fund                     5,000,000    2.2         129,870          *

 The Retail Clerks Pension Plan                          1,000,000      *          25,974          *

 RJR Nabisco, Inc. Defined Benefit Master                  700,000      *          18,181          *
 Trust

 The Robertson Stephens Growth & Income Fund             1,600,000      *          41,858          *

 Shepherd Investments International Ltd.                17,900,000    7.6         464,935        2.4

 SPT                                                       100,000      *           2,597          *

 Stark International                                     6,175,000    2.7         160,389          *

 State Employees' Retirement Fund of the State             455,000      *          11,818          *
 of Delaware

 State of Connecticut Combined Investment                  995,000      *          25,844          *
 Funds

 TQA Arbitrage Fund, L.P.                                1,350,000      *          35,064          *

 TQA Leverage Fund, L.P.                                 1,350,000      *          35,064          *

 TQA Vantage Fund, L.P.                                  1,400,000      *          36,363          *

 TQA Vantage Plus, Ltd.                                  1,200,000      *          31,168          *

 Tribeca Investments, L.L.C.                            13,000,000    5.6         337,662        1.7

 Triton Capital Investments, Ltd.                        4,450,000    2.0         115,584          *

 United Food and Commercial Workers Local                  400,000      *          10,389          *
 1262 and Employees Pension Fund

 United International Insurance                            150,000      *           3,896          *

 Value Line Convertible Fund, Inc.                       3,000,000    1.3          77,922          *

 Vanguard Convertible Securities Fund, Inc.                995,000      *          25,844          *

 Walker Art Center                                         375,000      *           9,740          *

 Wierton Trust                                             960,000      *          24,935          *

 Zeneca Holdings                                           475,000      *          12,337          *

 Nabors Acquisition Corp. IV                                    --     --         365,000(4)     1.9

 Other                                                   4,924,000    2.2         127,896          *

_____________________

* Less than one percent.

(1) No information is given with respect to beneficial ownership after the Offering because the Company is unable to determine the number of shares of Common Stock that will be sold in the Offering.
(2)    Assumes a conversion price of Notes of $38.50 per share.
(3)    Assumes conversion of all of the Notes and full exercise of the Warrant.
(4) Includes 265,000 shares of Common Stock issuable upon exercise of the Warrant.

       The information in the table with respect to Selling Securityholders who are holders of Notes has been prepared based upon information furnished to the Company by American Stock Transfer & Trust Company (the trustee under the Indenture pursuant to which the Notes were issued), by the Depository Trust Company and by or on behalf of the Selling Securityholders.

       The per share conversion price and, therefore, the number of shares of Common Stock issuable upon conversion of the Notes or exercise of the Warrant is subject to adjustment under certain circumstances. Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes or exercise of the Warrant may increase or decrease. As of the date of this Prospectus, the aggregate principal amount of Notes outstanding is $216,000,000, which may be converted into 5,610,390 shares of Common Stock assuming a conversion rate of $38.50 per share. In addition, the Company is registering the resale of (i) an additional 654,480 shares of Common Stock which it may issue to the holders of the Notes to induce early conversion, (ii) up to 265,000 shares of Common Stock issuable upon exercise of the Warrant and (iii) up to 100,000 shares of Common Stock(the "Resale Shares") held by one of the Company's shareholders.

       The information concerning the Selling Securityholders may change from time to time and will be set forth in Supplements to this Prospectus. Other than their ownership of the Company's securities, none of the Selling Securityholders has had any material relationship with the Company within the past three years, except that Nabors Acquisition Corp. IV acquired its Company securities in connection with the sale of all of the capital stock of J.W. Gibson Well Service Company, a Delaware corporation, to the Company effective January 8, 1998.


                              PLAN OF DISTRIBUTION

       This Prospectus relates to the resale of (i) the Notes, (ii) the Common Stock issuable upon conversion of Notes, (iii) up to 265,000 shares of Common Stock issuable upon exercise of the Warrant and (iv) the Resale Shares. The Notes were issued by the Company pursuant to a Purchase Agreement dated September 18, 1997, and were acquired by the Selling Securityholders in resale transactions pursuant to Rule 144A, Regulation S or Rule 501(a)(1), (2), (3) or
(7) under the Securities Act, or from other holders acquiring such Notes from prior holders thereof. The Warrant and the Resale Shares were issued by the Company in an unregistered transaction pursuant to the exemption provided by
Section 4(2) of the Securities Act. The Registration Statement of which this Prospectus is a part does not cover the issuance of Common Stock upon (i) conversion of the Notes into shares of Common Stock or (ii) exercise of the Warrant.

       The Company will not receive any of the proceeds from the sale of the Notes and the shares of Common Stock offered hereby. The Selling Securityholders may sell all or a portion of the Notes or the shares of Common Stock beneficially owned by them on the AMEX or any other exchange or market on which the Notes or the Common Stock are listed or quoted, as applicable, on terms to be determined at the times of such sales. The Selling Securityholders also may make private sales directly or through a broker. Alternatively, any of the Selling Securityholders may from time to time offer the Notes or the Common Stock offered hereby through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders.

       To the extent not described herein and as otherwise required by law, the specific amount of the Notes and Common Stock being offered or sold, the names of the Selling Securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer or sale will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part.

       In order to comply with the securities laws of certain states, if applicable, the Notes and the Common Stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Notes and the shares of Common Stock offered hereby may not be sold unless they have been offered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and compliance therewith is effected.

       The Selling Securityholders and any brokers, dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Notes and the Common Stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions or discounts received by such brokers, dealers, agents or underwriters and any profit on the resale of the Notes and the Common Stock offered hereby and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

       The Company and the Selling Securityholders have agreed to indemnify each other against certain liabilities with respect to the Registration Statement of which this Prospectus is a part arising under the Securities Act. The Company has agreed to pay all expenses incident to the offer and sale of the Notes and Common Stock pursuant to this Prospectus, other than selling commissions and fees.

       The Common Stock issuable upon conversion of the Notes and the Warrant have been authorized for listing on the AMEX upon official notice of issuance. The Notes are not listed on the AMEX and are not expected to be listed on any securities exchange. The Notes are eligible for trading through the Portal Market.



                          DESCRIPTION OF COMMON STOCK

       The Company is currently authorized to issue 100,000,000 shares of Common Stock. Of the 100,000,000 shares currently authorized, an aggregate of 18,707,390 shares are outstanding as of January 16, 1998, including 400,000 shares recently purchased by the Company which the Company is in the process of converting into treasury shares. As of January 16, 1998, the Company currently
holds 16,666 shares of Common Stock in treasury.   All of the issued and
outstanding shares of Common Stock are fully paid and nonassessable. Each share is entitled to one vote in the election of directors and other corporate matters. The holders of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the votes entitled to be cast by holders of the outstanding Common Stock are able to elect all of the Company's directors. The Common Stock has no redemption provisions and the holders thereof have no preemptive rights. The holders of Common Stock are entitled to receive dividends in such amounts as may be declared by the Board of Directors, as permitted by applicable law, and upon liquidation, dissolution, or winding up of the Company subject to the rights of any preferred stock then outstanding, the holders of Common Stock are entitled to share ratably in the Company's assets, according to the number of shares they hold. The Common Stock is listed on the AMEX. The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

       The Board of Directors has the power under the Company's Amended and Restated Articles of Incorporation, without the need of any stockholder action, to redesignate all or any of the authorized and unissued shares of Common Stock into one or more series of preferred or preference stock and to establish the rights and preferences (including, without limitation, dividend and liquidity preferences, voting rights and conversion provisions), except that the Company charter provides that no such class or series of shares (i) may have more than one vote per share, (ii) may be issued in connection with any shareholder rights plan, "poison pill" or other anti-takeover measure, or (iii) may be issued for less than fair consideration, as determined in good faith by the Board of Directors.

                              DESCRIPTION OF NOTES

       The Notes were issued under an indenture (the "Indenture") between the Company and American Stock & Transfer Trust Company, as trustee (the "Trustee"). The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to all of the provisions of the Indenture, the Debentures and the Registration Rights Agreement dated as of September 25, 1997, among the Company, Lehman Brothers Inc. and McMahan Securities Co. L.P. (the "Registration Rights Agreement"), including the definition therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference. Copies of the Indenture and Registration Rights Agreement are available from the Company.

GENERAL

       The Notes are unsecured obligations of the Company, are limited to $216.0 million in aggregate principal amount (including the Initial Purchasers' over-allotment option) and mature on September 15, 2004. The Notes are subordinated in right of payment to certain other obligations of the Company. See "-- Subordination." The Notes bear interest at a rate per annum of 5% from the date of original issuance of Notes pursuant to the Indenture or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on March 15 and September 15 of each year, commencing March 15, 1998 to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the preceding March 1 or September 1, as the case may be. Interest on the Notes will be paid on the basis of a 360-day year of twelve 30-day months.

       Principal of, premium on, if any, and interest on, the Notes are payable
(i) in respect of Notes held of record by The Depository Trust Company ("DTC") or its nominee in same day funds on or before the payment dates with respect to such amounts and (ii) in respect of Notes held of record by holders other than DTC or its nominee, at the office of the Trustee in New York, New York. The Notes may be surrendered for transfer, exchange or conversion at the office of the Trustee in New York, New York. In addition, with respect to Notes held of record by holders other than DTC or its nominee, payment of interest may be made, at the option of the Company, by check mailed to the addresses of the persons entitled thereto as they appear in the register for the Notes on the Regular Record Date for such interest.

       The Notes have been issued only in registered form, without coupons and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses (including the fees and expenses of the Trustee) payable in connection therewith. The Company is not required (i) to register the transfer of or exchange any Notes for a period of 15 days before a selection of Notes to be redeemed or (ii) to register the transfer of or exchange any Note selected for redemption in whole or in part.

       All monies paid by the Company to the Trustee or any Paying Agent for the payment of principal of and premium and interest on any Note that remain unclaimed for one year after such principal, premium or interest become due and payable may be repaid to the Company. Thereafter, the Holder of such Note may, as an unsecured general creditor, look only to the Company for payment thereof.

       The Indenture does not contain any financial covenants or restrictions on payment of dividends or any provisions that would provide protection to Holders of the Notes against a sudden and dramatic decline in credit quality of the Company resulting from any takeover, recapitalization or similar restructuring, except as described below under "-- Certain Rights to Require Repurchase of Notes."

CONVERSION RIGHTS

       The Notes are convertible into shares of Common Stock at any time on and after the earlier of the Registration Date and 270 days after the Issue Date and before redemption or final maturity, initially at a conversion price equal to $38.50 per share (equivalent to shares of Common Stock for each $1,000 principal amount of the Notes) subject to adjustment under certain conditions.

       The right to convert Notes that have been called for redemption will terminate at the close of business on the date fixed for redemption or the second trading day preceding a Repurchase Date, as the case may be. See "-- Optional Redemption" below.

       The conversion price are subject to adjustment upon the occurrence of any of the following events: (i) the Company pays a dividend, or makes a distribution, in shares of its Common Stock on its Common Stock; (ii) the Company subdivides its outstanding Common Stock into a greater number of shares or combines its Common Stock into a smaller number of shares; (iii) the Company grants rights or warrants to all holders of Common Stock entitling them to subscribe for or purchase Common Stock at a price less than the Current Market Price per share; (iv) the Company distributes to all holders of its Common Stock any shares of capital stock of the Company (other than Common Stock) or evidences of its indebtedness or assets (excluding cash dividends or other distributions to the extent paid from its retained earnings or current earnings) or rights or warrants to subscribe for or purchase any of its securities (excluding those referred to in (iii) above); (v) the Company, by dividend or otherwise, distributes to all holders of its Common Stock cash in an aggregate amount that, combined together with (A) the aggregate amount of any other distributions to all holders of its Common Stock made exclusively in cash within the 12 months preceding the date of payment of such distribution and in respect of which no adjustment pursuant to this section (v) has been made and (B) the aggregate of any cash plus the fair market value of consideration payable in respect of any tender offer by the Company or its Subsidiaries for all or any portion of the Common Stock concluded with the 12 months preceding the date of payment of such distribution and in respect of which no adjustment pursuant to section (vi) has been made, exceeds 10% of the Company's market capitalization (being the product of the Current Market Price times the number of shares of Common Stock then outstanding); and (vi) a tender offer made by the Company or any Subsidiary for all or any portion of the Common Stock shall expire and such tender offer shall require payment to stockholders of an aggregate consideration having a fair market value that combined with (Y) the aggregate of the cash plus the fair market value, as of the expiration of such tender offer of consideration payable in respect of any other tender offer by the Company or any Subsidiary for all or any portion of the Common Stock expiring within the 12 months preceding the expiration of such tender offer and in respect of which no adjustment to this section (vi) has been made and (Z) the aggregate amount of any distributions to all holders of Common Stock made exclusively in cash within 12 months preceding the expiration of such tender offer and in respect of which no adjustment pursuant to section (v) has been made, exceeds 10% of the product of the Current Market Price per share of the Common Stock as of the last time tenders could have been made pursuant to such tender offer times the number of shares of Common Stock outstanding (including tendered shares). No adjustment of the conversion price will be required to be made unless such adjustments amount to at least one percent of the conversion price, as last adjusted. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

       In addition to the foregoing adjustments, the Company are permitted to reduce the conversion price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event or for any other reason. In the case of any consolidation or merger of the Company with any other corporation (other than one in which no change is made in the Common Stock), or any sale or transfer of all or substantially all of the assets of the Company, the Holder of any Note then outstanding will, with certain exceptions, have the right thereafter to convert such Note only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Note might have been converted immediately before such consolidation, merger, sale or transfer; and adjustments will be provided for events subsequent thereto that are as nearly equivalent as practical to the conversion price adjustments described above.

       Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the Closing Price (defined below) at the close of business on the day of conversion. If any Notes are surrendered for conversion during the period from the close of business on the record date for any Interest Payment Date to the opening of business on such Interest Payment Date (except any such Notes called for redemption), such Notes when surrendered for conversion must be accompanied by payment in funds acceptable to the Company of an amount equal to the interest otherwise payable on such Interest Payment Date on the principal amount being converted. Except as described in the preceding sentence, no interest will be payable by the Company on converted Notes with respect to any Interest Payment Date after the date of conversion. No other payment or adjustment for interest or dividends is to be made upon conversion.

       As used herein, the term "Current Market Price" per share of Common Stock on any date shall be (i) in the case of the conversion of such shares for cash, the average of the daily Closing Prices for the five consecutive days immediately preceding the date of conversion and (ii) in all other cases, deemed to be the average of the daily Closing Prices for the five consecutive trading days selected by the Company commencing not more than twenty trading days before, and ending not later than, the earlier of the day in question and the day before the "ex date" with respect to the issuance or distribution requiring such computation. The "Closing Price" for each trading day shall be the reported last sale price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange (if shares of the Common Stock are listed for trading on such exchange), on the American Stock Exchange (if shares of the Common Stock are listed for trading on such exchange) or, if the Common Stock is not listed or admitted to trading on either such exchange, on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the National Association of Securities Dealers Automated Quotations Systems ("NASDAQ") National Market System ("NASDAQ/NMS") or, if not listed or admitted to trading on NASDAQ/NMS, on NASDAQ, or, if the Common Stock is not listed or admitted to trading on any national securities exchange or NASDAQ/NMS or quoted on NASDAQ, the average of the closing bid and asked prices in the over-the-counter market as furnished by the National Association of Securities Dealers, Inc. member firm selected from time to time by the Company for that purpose. For purposes of this paragraph, the term "ex date," when used with respect to any issuance of distribution, shall mean the first date on which the Common Stock trades regular way on such exchange or in such market without the right to receive such issuance or distribution.

SUBORDINATION

       The payment of the principal of and premium, if any, and interest on the Notes is, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness. If there is any distribution (which may consist of cash, securities or other property) to creditors in a liquidation, dissolution, or winding up, or in a bankruptcy, reorganization, insolvency, receivership or similar proceedings of the Company, the holders of Senior Indebtedness shall be entitled to receive payment in full, in cash or in a manner satisfactory to the holders of such Senior Indebtedness, of all Senior Indebtedness before Holders shall be entitled to receive any payments of principal of or premium, if any, or interest on Notes, and until the Senior Indebtedness is so paid, any distributions to which Holders would have been entitled but for the subordination shall be made to holders of Senior Indebtedness as their interests may appear, except that Holders may receive securities that are subordinated to Senior Indebtedness to at least the same extent as the Notes. In the event of the maturity of any Senior Indebtedness, all principal thereof, premium, if any, and interest thereon and any other amounts owing in respect thereof must be paid in full, or provisions for such payment in cash or in a manner satisfactory to the holders of such Senior Indebtedness, before the Holders of the Notes will be entitled to receive any payment for the principal of or premium, if any, or interest on the Notes. No payments on account of principal of or premium, if any, or interest on the Notes or payments to acquire any of the Notes may be made if there has occurred a default with respect to Senior Indebtedness, permitting holders to accelerate the maturity thereof (and if the default is other than default in payment of the principal of, premium, if any, or interest on or any other amount owing in respect of such Senior Indebtedness, upon written notice thereof given to the Company and the Trustee by the holders of the Senior Indebtedness) unless such default has been cured or waived, or has ceased to exist.

       Senior Indebtedness is defined in the Indenture as (a) the principal or interest (including, to the extent permitted by applicable law, interest on or after the commencement of any bankruptcy proceeding whether or not representing an allowed claim in such proceeding) and premium, if any, on and any other amount owing with respect to (i) any indebtedness of the Company, now or hereafter outstanding, in respect of borrowed money (other than the Notes and the Existing Debentures), (ii) any indebtedness of the Company, now or hereafter outstanding, evidenced by a bond, note, Note, capitalized lease, letter of credit or other similar instruments, (iii) any other written obligations of the Company, now or hereafter outstanding, to pay money issued or assumed as all or part of the consideration for the acquisition of property, assets or securities and (iv) any guarantee or endorsement (other than for collection or deposit in the ordinary course of business) or discount with recourse by the Company of, or other agreement by the Company (contingent or otherwise) to purchase, repurchase or otherwise acquire, to supply or advance funds or to become liable with respect to (directly or indirectly), any indebtedness or obligation of any Person of the type referred to in the preceding subclauses (i), (ii) and (iii) now or hereafter outstanding; and (b) any refundings, renewals or extensions of any indebtedness or other obligation described in clause (a).

       The Notes are obligations exclusively of the Company. A portion of the operations of the Company are currently conducted through Subsidiaries, which are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments. The capital stock of all of the Company's Subsidiaries has been pledged to the lending banks under the Bank Credit Agreement. In addition, the payment of dividends and certain loans and advances to the Company by such Subsidiaries may be subject to certain statutory or contractual restrictions, are contingent upon the earnings of such Subsidiaries and are subject to various business considerations.

       The Notes are effectively subordinated to all Senior Indebtedness of the Company's Subsidiaries. Any right of the Company to receive assets of any such Subsidiary upon the liquidation or reorganization of any such Subsidiary (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company. The Notes are pari passu Company's 7% Convertible Subordinated Debentures due 2003 (the "Debentures") in right of payment but the Debentures are guaranteed by the Subsidiaries of the Company.

       The Indenture does not limit or prohibit the incurrence of Senior Indebtedness. The Company expects to incur Senior Indebtedness in connection with the completion of its pending and any future acquisitions and for other corporate purposes from time to time in the future.

OPTIONAL REDEMPTION

       The Notes are redeemable, at the Company's option, in whole or from time to time in part, at any time on or after September 15, 2000, upon not less than 15 nor more than 60 days' notice mailed to each Holder of Notes to be redeemed at its address appearing in the Security Register and before Maturity at the following Redemption Prices (expressed as percentages of the principal amount) plus accrued interest to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or before the Redemption Date).

       If redeemed during the 12-month period beginning September 15, in the year indicated, the redemption price shall be:

                                         REDEMPTION
                             YEAR          PRICE
                             ----          -----
                             2000         102.86%
                             2001         102.14%
                             2002         101.43%
                             2003         100.71%
                             2004         100.00%


       No sinking fund is provided for the Notes.

CONSOLIDATION, MERGER AND SALE OF ASSETS

       The Company will not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, convey, transfer or lease all or substantially all of its properties and assets to any Person (other than a merger between the Company and any wholly-owned Subsidiary of the Company), unless (a) the Company survives such merger or such Person is a corporation, organized and validly existing under the laws of the United States or any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations under the Notes and the Indenture, (b) immediately after consummating such consolidation, merger, transfer or lease, no Default or Event of Default will occur and be continuing,
(c) immediately after giving effect to such transaction, the consolidated net worth of the resulting surviving corporation is not less than that of the Company immediately before the transaction, and the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if applicable, such supplemental indenture complies with the provisions of the Indenture.

CERTAIN RIGHTS TO REQUIRE REPURCHASE OF NOTES

       In the event of any Change in Control occurring after the date of issuance of the Notes and on or before Maturity, each Holder of Notes will have the right, at the Holder's option, to require the Company to repurchase all or any part of the Holder's Notes on the date (the "Repurchase Date") that is no later than 60 days following the date of the Repurchase Event as described below at a price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date. On or before the Repurchase Date, the Company shall deposit with the Trustee or a Paying Agent an amount of money sufficient to pay the Repurchase Price of the Notes which are to be repaid on or promptly following the Repurchase Date.

       Failure by the Company to provide timely notice of a Change in Control, as provided for below, or to repurchase the Notes when required under the preceding paragraph will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture.

       The Company is obligated to mail to all Holders of Notes, a notice no less than 30 days nor more than 45 days before any Repurchase Date, of the occurrence of such Change in Control, the Repurchase Date, the date by which the repurchase right must be exercised, the Repurchase Price for Notes and the procedures which the Holder must follow to exercise this right. To exercise the repurchase right, the Holder of a Note must deliver, on or before the close of business on the Repurchase Date, irrevocable written notice to the Company (or an agent designated by the Company for such purpose) and to the Trustee of the Holder's exercise of such right, together with the certificates evidencing the Notes with respect to which the right is being exercised, duly endorsed for transfer. Such written notice is irrevocable.

       A "Change in Control" shall occur when: (i) all or substantially all of the Company's assets are directly or indirectly leased, exchanged or otherwise transferred or sold to any Person or related group of Persons; (ii) there shall be consummated any consolidation or merger of the Company with the effect that immediately after such transaction the stockholders of the Company hold less than a majority of the combined voting power of the then outstanding voting stock of the Person surviving such transaction; or (iii) any Person, or any Persons acting together which would constitute a "group" for purposes of
Section 13(d) of the Exchange Act, together with any affiliates thereof, shall beneficially own (as defined in Rule 13d-3 under the Exchange Act) at least 50% of the total voting power of the then outstanding voting stock and warrants or options to acquire such voting stock calculated on a fully-diluted basis, of the Company.

       The right to require the Company to repurchase Notes as a result of the occurrence of a Change in Control could create an event of default under Senior Indebtedness of the Company, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Notes. See "-- Subordination." Failure by the Company to repurchase the Notes when required will result in an Event of Default with respect to the Notes whether or not such repurchase is permitted by the subordination provisions. The Company's ability to pay cash to the Holders of Notes upon a Change in Control may be limited by certain financial covenants contained in the Company's Senior Indebtedness. In addition, there can be no assurance that the Company will have the cash necessary to satisfy its repurchase obligation. See "Risk Factors -- Limitation on Repurchase of Notes Upon a Change in Control."

       The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders. In addition, the foregoing provisions may discourage open market purchases of the Common Stock or a non-negotiated tender or exchange offer for such stock and, accordingly, may limit a stockholder's ability to realize a premium over the market price of the Common Stock in connection with any such transaction.

       In the event a Change in Control occurs and the Holders exercise their rights to require the Company to repurchase Notes, the Company intends to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1, as then in effect, with respect to any such repurchase.

EVENTS OF DEFAULT AND ACCELERATION

       The following are Events of Default under the Indenture with respect to the Notes: (a) default in the payment of principal of or premium, if any, on any Note when due; (b) default in the payment of any interest on any Note when due, which default continues for more than 30 days; (c) default in the performance, or breach, of any other covenant or warranty of the Company in the Indenture continuing for 60 days after written notice by the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes;
(d) default on any other Indebtedness of the Company or any Subsidiary if such Default results from the failure to pay principal of, premium, if any, or interest on any such Indebtedness when due in excess of $25,000,000 or as a result of such Default, the maturity of such Indebtedness has been accelerated, without such Default and acceleration having been rescinded or annulled within 10 days, and the principal amount of any other such Indebtedness in Default, or the maturity of which has been so accelerated, aggregate $25,000,000 or more;
(e) the entry by a court of a judgment or order against the Company or any Subsidiary in an aggregate amount in excess of $25,000,000 that is not covered by insurance written by third parties that has not been vacated, discharged, satisfied or stayed pending approval within 60 days after the entry thereof; and (f) certain events in bankruptcy, insolvency or reorganization of the Company or any Subsidiary of the Company.

       If an Event of Default with respect to the Notes shall occur and be continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the then outstanding Notes may declare the unpaid principal of and any accrued interest on all such Notes to be due and payable immediately by notice to the Company. However, the Holders of a majority in principal of the then outstanding Notes may, by written notice to the Trustee, rescind an acceleration and its consequences if such rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal or interest that has become due solely because of the acceleration) have been cured or waived. If an Event of Default shall occur as a result of an event of bankruptcy, insolvency or reorganization of the Company or any Subsidiary of the Company, such an amount shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MODIFICATION, AMENDMENTS AND WAIVERS

       Modifications and amendments of the Indenture and the Notes may be made by the Company and the Trustee without the consent of the Holders to: (a) cure any ambiguity, defect or inconsistency; (b) provide for any uncertificated Notes in addition to certificated Notes; (c) make any change that does not adversely affect the legal rights of any Holder under the Indenture; (d) provide for assumption of obligations of the Company to Holders; and (e) comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

       Modifications and amendments of the Indenture and the Notes may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes. The Holders of a majority in principal amount of the Notes then outstanding may waive compliance in a particular instance by the Company with any provision of the Indenture or the Notes. However, without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a nonconsenting Holder): (a) reduce the principal amount of Notes whose Holders must consent to an amendment or waiver; (b) reduce the rate of interest or change the time for payment of interest, including default interest, on any Note; (c) reduce the principal of or change the maturity of any Note or alter the redemption provisions or the price at which the Company shall offer to purchase such Notes; (d) make any Note payable in money other than that stated in the Note; (e) make any changes as regards provisions for the waiver of past Defaults and the rights of Holders to receive payment, as contained in the Indenture; or (f) waive a default in the payment of, premium or interest on, or redemption payment with respect to, any Note.

BOOK-ENTRY, DELIVERY AND FORM

       The Notes are represented by global notes in registered, global form without interest coupons (collectively, the "Global Notes"). The Global Notes were initially deposited with the Trustee as custodian for the Depository, in New York, New York, and registered in the name of the Depository or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

       Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See "-- Exchange of Book-Entry Notes for Certificated Notes".

       Transfer of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of the Depository and its direct or indirect participants, which may change from time to time.

       The Notes may be presented for registration of transfer and exchange at the offices of the Registrar.

DEPOSITORY PROCEDURES

       The Depository has advised the Company that the Depository is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of the Depository only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of the Depository are recorded on the records of the Participants and Indirect Participants.

       The Depository has also advised the Company that pursuant to procedures established by it, ownership of interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

       Investors in the Global Notes may hold their interests therein directly through the Depository, if they are Participants in such system, or indirectly through organizations that are Participants in such system.

       The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in the Global Notes to such persons may be limited to that extent. Because the Depository can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the Depository system, or otherwise take actions in respect of such interests, may be affected by the lack of physical certificate evidencing such interests. For certain other restrictions on the transferability of the Notes see, "-- Exchange of Book-Entry Notes for Certificated Notes" and.

       EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

       Payments in respect of the principal and premium and Liquidated Damages, if any, and interest on a Global Note registered in the name of the Depository or its nominee will be payable by the Trustee to the Depository or its nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of the Depository's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of the Depository's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes or (ii) any other matter relating to the actions and practices of the Depository or any of its Participants or Indirect Participants.

       The Depository has advised the Company that its current practices, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Notes as shown on the records of the Depository. Payments by Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will not be the responsibility of the Depository, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by the Depository or its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from the Depository or its nominee as the registered owner of the Notes for all purposes.

       Interests in the Global Notes will trade in the Depository's Same-Day Funds Settlement System. Secondary market trading activity in such interests therefore settle in immediately available funds, subject in all cases to the rules and procedures of the Depository and its participants.

       Transfers between Participants in the Depository will be effected in accordance with the Depository's procedures, and will be settled in same-day funds.

       The Depository has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account the Depository interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the Notes, the Depository reserves the right to exchange Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

       The information in this section concerning the Depository and its book-entry systems has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

       Although the Depository has agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in the Depository, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company or the Trustee will have any responsibility for the performance by the Depository or its respective participants or indirect participants of its obligations under the rules and procedures governing its operations.

EXCHANGE OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES

       A Global Note is exchangeable for definitive Notes in registered certificated form if (i) the Depository (A) notifies the Company that it is unwilling or unable to continue as depository for the Global Note and the Company thereupon fails to appoint a successor depository or (B) has ceased to be a clearing agency registered under the Exchange Act or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause issuance of the Notes in certificated form. In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interest therein will be registered in names, and issued in any approved denominations, requested by or on behalf of the Depository (in accordance with its customary procedures) and will bear restrictive legends, unless the Company determines otherwise in compliance with applicable law.

SAME DAY SETTLEMENT AND PAYMENT

       The Indenture requires that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to certificated Notes, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Company expects that secondary trading in the certificated Notes will also be settled in immediately available funds.

GOVERNING LAW

       The Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York, without giving effect to such State's conflicts of laws principles.

INFORMATION CONCERNING TRUSTEE

       The Company and its subsidiaries have engaged the Trustee to provide stock transfer and other services, including serving as (i) transfer agent and registrar for the Notes, (ii) trustee, transfer agent and registrar for the existing Debentures and transfer agent and (iii) registrar for the Common Stock.

ABSENCE OF PUBLIC MARKET

       No assurance as to the liquidity of any markets that may develop in the future for the Notes, the ability of the Holders to sell their Notes or at what price Holders of the Notes will be able to sell their Notes. Future trading prices of the Notes will depend upon many factors including, among other things, prevailing interest rates, the Company's operating results, the trading price of the Common Stock and the market for similar securities. The Notes are eligible for trading in the PORTAL market; however, the Company does not intend to apply for listing of the Notes on any securities exchange.

FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general discussion of certain United States federal income tax considerations relevant to holders of the Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings, and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations.

         This discussion does not deal with all aspects of United States federal income taxation that may be relevant to holders of the Notes or shares of Common Stock issued in connection with the conversion thereof and does not deal with tax consequences arising under the laws of any foreign, state or local jurisdiction. This discussion is for general information only, and does not purport to address all of the tax consequences that may be relevant to particular purchasers in light of their particular circumstances (such as holders subject to the alternative minimum tax or holders who acquire the Notes at a premium), or to certain types of purchasers (such as certain financial institutions, insurance companies, tax-exempt entities, foreign persons, dealers in securities or persons who hold the Notes or Common Stock in connection with a hedging transaction, straddle, or conversion transaction) who may be subject to special rules. This discussion assumes that each holder holds the Notes and the shares of Common Stock received in connection with the conversion thereof as capital assets.

         THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF THE NOTES SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN INCOME TAX LAWS, AND ANY RECENT OR PROSPECTIVE CHANGES IN APPLICABLE TAX LAWS.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO UNITED STATES HOLDERS

         The following applies to any person (a "United States Holder") who or which is (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state; (iii) any estate whose income is included in gross income for United States federal income tax purposes regardless of its source; and (iv) a trust which is subject to the supervision of a court within the United States and the control of one or more United States fiduciaries as described in Section 7701(a)(30) of the Code. A "Non-United States Holder" is a holder other than a United States Holder.

OWNERSHIP OF THE NOTES

         TAXATION OF STATED INTEREST. In general, interest paid on a Note will be taxable to a United States Holder as ordinary interest income in accordance with the United States Holder's method of tax accounting for tax purposes. Certain events, which the Company does not anticipate occurring, will cause liquidated damages to be payable to the holders of the Notes as described
under.   The possibility that such liquidated damages may be paid does not cause the Notes to have original issue discount. Any such liquidated damages paid will be includible in income by the holders in accordance with applicable law, for which the treatment is not entirely clear.

         CONSTRUCTIVE DIVIDEND. The conversion price of the Notes is subject to adjustment in certain circumstances. Under Section 305(C) of the Code, adjustments that have the effect of increasing the proportionate interest of holders of the Notes in the assets or earnings of the Company (for example, an adjustment following a distribution of property by the Company to its stockholders) may in some circumstances give rise to a deemed distribution to holders of the Notes. Similarly, a failure to adjust the conversion price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of holders of outstanding Common Stock can in some circumstances give rise to a deemed distribution to holders of Common Stock. Such deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules discussed under "-Dividends on Shares of Common Stock."

         SALE, EXCHANGE OR REDEMPTION OF NOTES OR SHARES OF COMMON STOCK. Except as provided under "-Conversion of Notes into Common Stock," a United States Holder of a Note generally will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the Note measured by the difference between the amount of cash and the fair market value of any property received (except to the extent attributable to the payment of accrued interest) and the United States Holder's tax basis in the Note. A United States Holder's tax basis in a Note generally will equal the cost of the Note to the United States Holder increased by the amount of [original issue discount] market discount, if any, previously taken into income by the United States Holder or decreased by any bond premium theretofore amortized by the United States Holder with respect to the Note. For the basis and holding period of shares of Common Stock, see "-Conversion of Notes into Common Stock." In general, each United States United States Holder of Common Stock will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the Common Stock under rules similar to those applicable to the Notes. Subject to the market discount rules discussed below, the gain or loss on the disposition of the Notes or shares of Common Stock will be capital gain or loss. Under recently enacted legislation, capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation which may vary depending upon the holding period of such capital assets. Prospective investors should consult their own tax advisors with respect to the tax consequences of the new legislation. The deductibility of capital losses is subject to limitations.

         CONVERSION OF NOTES INTO COMMON STOCK. A holder of a Note will not recognize gain or loss on the conversion of the Note into shares of Common Stock (except to the extent that the Common Stock issued upon the conversion is attributable to accrued interest on the Note). The holder's aggregate tax basis in the shares of Common Stock received in respect of the conversion of the Note will be equal to the holder's aggregate basis in the Note exchanged therefor (less any portion thereof allocable to cash received in lieu of a fractional share. The holding period of the shares of Common Stock received by the holder in connection with the conversion of the Note will include the period during which the holder held the Note before the conversion, except to the extent that such Common Stock is attributable to accrued interest on the Note.

         Cash received in lieu of a fractional share of Common Stock should be treated as a payment in exchange for such fractional share. Gain or loss recognized on the receipt of cash paid in lieu of such fractional shares generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional shares.

         CONVERSION OF NOTES INTO CASH. In certain circumstances, the Company may deliver cash in lieu of its Common Stock upon conversion of a Note. In such cases, a holder of a Note will recognize gain or loss on the conversion of the Note into cash. Gain or loss recognized generally will equal the difference between the amount of cash received and the holder's tax basis in the Notes surrendered. Such gain or loss will be capital gain or loss, except to the extent attributable to interest.

         MARKET DISCOUNT. The resale of a Note may be affected by the "market discount" provisions of the Code. For this purpose, the market discount on a Note will generally be equal to the amount, if any, by which the stated redemption price at maturity of the Note immediately after its acquisition exceeds the United States Holder's tax basis in the Note. Subject to a de minimis exception, these provisions generally require a holder of a Note acquired at a market discount to treat as ordinary income any gain recognized on the disposition of such Note to the extent of the "accrued market discount" on such Note at the time of disposition. In general, market discount on a Note will be treated as accruing on a straight-line basis over the term of such Note, or, at the election of the United States Holder, under a constant yield method.

         In addition, any United States Holder of a Note acquired at a market discount may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the Note until the
Note is disposed of in a taxable transaction. The foregoing rule will not apply if the United States Holder elects to include accrued market discount in income currently.

         If a United States Holder acquires a Note at a market discount and receives Common Stock, if any, upon conversion of the Note, the amount of accrued market discount with respect to the converted Note through the date of the conversion will be treated as ordinary income to the extent of any gain recognized upon the conversion, and the balance of any accrued market discount will be treated, under regulations to be issued, as ordinary income upon the disposition of the Common Stock.

         DIVIDENDS ON SHARES OF COMMON STOCK. Distributions on shares of Common Stock will constitute dividends for United States federal income tax purposes to the extent of current or accumulated earnings and profits of the Company as determined under United States federal income tax principles. Dividends paid to United States Holders that are corporations may qualify for the dividends-received deduction. Individuals, partnerships, trusts, and certain corporations, including certain foreign corporations, are not entitled to the dividends-received deduction.

         To the extent, if any, that a United States Holder receives a distribution on shares of Common Stock that would otherwise constitute a dividend for United States federal income tax purposes but that exceeds current and accumulated earnings and profits of the Company, such distribution will be treated first as a non-taxable return of capital reducing the holder's basis in the shares of Common Stock. Any such distribution in excess of the United States Holder's basis in the shares of Common Stock will be treated as a capital gain.

INFORMATION REPORTING AND BACKUP WITHHOLDING

             Information reporting will apply to payments of interest or dividends on, or the proceeds of the sale or other disposition of, the Notes or shares of Common Stock made by the Company to United States Holders other than certain exempt recipients (such as corporations). Such United States Holders generally will be subject to backup withholding at a rate of 31% unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the United States Holder's federal income tax, upon furnishing the required information.

DEDUCTION OF INTEREST EXPENSE ON THE NOTES

             Under Section 279 of the Code, deductions otherwise allowable to a corporation for interest expense may be reduced or eliminated in the case of "corporate acquisition indebtedness," which is defined generally to include subordinated convertible debt issued to provide consideration for the acquisition of stock or a substantial portion of the assets of another corporation, where the acquiring corporation does not meet certain debt/equity ratio and earnings coverage tests. The Company expects to use the proceeds of the sale of the Notes in such a manner that its interest expense with respect to the Notes will not be materially reduced under Section 279 of the Code.

             Under newly enacted Section 163(1) of the Code, deductions for interest and [original issue discount] are denied to corporations for "disqualified debt instruments", defined generally as indebtedness of a corporation which is payable in equity of the issuer or a related party. Included in this definition are debt instruments convertible into stock of the issuer at the holder's option where there is a substantial certainty that the option will be exercised. Since the conversion price will exceed the market price of the Company's Common Stock by 25% on the date issued, the Company believes that there is presently no substantial certainty that the Notes will be converted and consequently that its interest deductions will not be materially reduced under Section 163(1) of the Code.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

             For purposes of the following discussion, interest income, dividend income and gain on the sale, exchange or redemption of a Note or shares of Common Stock will be "United States trade or business income" if such income or gain is (i) effectively connected with a trade or business carried on by the Non-United States Holder within the United States or (ii) if a tax treaty applies, attributable to a permanent establishment (or in the case of an individual, a fixed place of business) in the United States. United States trade or business income will be taxed at regular United States federal income tax rates. See, generally, "Certain United States Federal Income Tax Considerations for United States Holders" above. In the case of a Non-United States Holder that is a corporation, such United States trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to United States trade or business income) at a 30% rate. The branch profits tax may not apply (or may apply at a reduced rate) if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty.

         INTEREST. Payments of interest, to a Non-United States Holder that do not qualify for the portfolio interest exception discussed below and which are not United States trade or business income will be subject to withholding of United States federal income tax at a rate of 30% unless a United States income tax treaty applies to reduce the rate of withholding. To claim a treaty reduced rate or an exemption from withholding because the interest is United States trade or business income, the Non-United States Holder must provide a properly executed IRS Form 1001 or Form 4224, respectively.

         Interest that is paid to a Non-United States Holder on a Note that is not United States trade or business income will not be subject to United States tax if the interest qualifies as "portfolio interest." Generally, interest on the Notes that is paid by the Company will qualify as portfolio interest if (i) the Non-United States Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder; (ii) the Non- United States Holder is not a controlled foreign corporation that is related to the Company through stock ownership for United States federal income tax purposes; (iii) the Non-United States Holder is not a bank whose receipt of interest on a Note is described in Section 881(c)(3)(A) of the Code; and (iv) the Company, or its paying agent, receives a properly executed certification as set forth in Section 871(h) and 881(C) of the Code and the regulations thereunder, signed under penalties of perjury that the beneficial owner is not a "United States person" for United States federal income tax purposes and which provides the beneficial owner's name and address.

         SALE, EXCHANGE OR REDEMPTION OF NOTE OR SHARES OF COMMON STOCK. Any gain realized by a Non-United States Holder on the sale, exchange or redemption of Notes, generally will not be subject to United States federal income tax provided that (i) such gain is not United States trade or business income; (ii) the Non-United States Holder is not an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; and (iii) the Non-United States Holder is not subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates.

         FEDERAL ESTATE TAX. Notes held (or treated as held) by an individual who is a Non-United States Holder at the time of his death (or theretofore transferred subject to certain retained rights or powers) will not be subject to United States federal estate tax provided that any interest thereon would be exempt as portfolio interest if such interest were received by the Non-United States Holder at the time of his death. Common Stock held (or treated as held) by an individual who is a Non-United States Holder at the time of his death (or theretofore transferred subject to certain retained rights or powers) will be included in such individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to United States federal estate tax on the property includable in the estate for United federal estate tax purposes.

         DIVIDENDS. Payments of dividends to a Non-United States Holder which are not United States trade or business income will be subject to withholding of United States federal income tax at a rate of 30% unless a United States income tax treaty applies to reduce the rate of withholding. To claim a treaty reduced rate or an exemption from withholding because the dividends are United States trade or business income, the Non-United States Holder must provide a properly executed IRS Form 1001 or Form 4224, respectively.

         UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING TAX. The Company generally must report annually on Form 1042-S to the IRS and to each Non-United States Holder the amount of interest and dividends paid to, and the tax withheld, if any, with respect to each Non-United States Holder. These reporting requirements apply whether or not withholding is reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-United States Holder resides.

         The United States backup withholding tax (in general, a tax imposed at the rate of 31% on interest or dividend payments to persons that fail to furnish the information required under the United States information reporting requirements) will generally not apply to payments of interest that qualify as portfolio interest as described above (provided that the Company has no actual knowledge that the Holder is a United States person). Non-United States Holders will be required to provide certification to the Company of qualification for the portfolio interest or treaty exemption to avoid withholding.

         Payments of the proceeds of the sale of Notes or shares of Common Stock to or through a foreign office of a "broker" (as defined in the pertinent regulations) will not be subject to backup withholding (absent actual knowledge that the payee is a United States person) but will be subject to information reporting if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, or a foreign person 50% or more of whose gross income is from a United States trade or business for a specified three-year period, unless the broker has in its records documentary evidence that the Holder is not a United States person and certain conditions are met (including that the broker has no actual knowledge that the Holder is a United States person) or the Holder otherwise establishes an exemption. Payment of the proceeds of a sale to or through the United States office of a broker is subject to backup withholding and information reporting, unless the Holder certifies that it is a Non-United States Holder under penalties of perjury or otherwise establishes an exemption.

         Any amount withheld under the backup withholding rules from a payment to a Non-United States Holder will be allowed as a credit against, or refund of, such Holder's regular federal income tax liability, provided that certain information is provided by the Holder to the IRS.

         The IRS has proposed regulations that, if issued as final regulations, would require certain Non-United States Holders to provide additional information in order to establish an exemption from, or reduced rate of, withholding tax or backup withholding tax. In particular these rules would require foreign partnerships and their partners to provide certain information and comply with certain certification requirements not required under existing law. These rules are proposed to apply generally to payments made after December 31, 1998. It is not possible to predict whether, or in what form, such proposed regulations ultimately will be adopted.

                           DESCRIPTION OF DEBENTURES

       In July 1996, the Company issued $52 million principal amount of the Debentures. The Debentures are convertible into shares of Common Stock at a conversion price of $9.75 per share (subject to adjustment in certain events) and, if such conversion occurs before July 1, 1999, holders of the Debentures are entitled to a payment generally equal to 50% of the interest otherwise payable on the Debentures converted from the date of conversion through July 1, 1999, payable in cash or Common Stock, at the Company's option. The Company's obligation to repay principal and interest on the Debentures is guaranteed by its principal subsidiaries. The Debentures are redeemable, at the Company's option, on or after July 15, 1999 at a redemption price of 104% of principal amount in the first 12 months, and 103%, 102% and 101% of principal amount in the three years thereafter, respectively. Additionally, holders of the Debentures have the right to require the Company to repurchase such Notes at 100% of the principal amount thereof, together with accrued interest, in the event of a Change in Control (as defined in the Indenture relating to the Debentures). As of January 16, 1998, $4,600,000 of Debentures remained outstanding.

                                 LEGAL MATTERS

       Certain legal matters relating to the validity of the Common Stock have been passed upon by Porter & Hedges, L.L.P., Houston, Texas.

                                    EXPERTS

       The   consolidated   financial   statements  of the Company and
subsidiaries as of June 30, 1997 and 1996, and for each of the years in the three-year period ended June 30, 1997, have been incorporated by reference in this Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

       The financial statements of Well-Co Oil Service, Inc. as of June 25, 1997 and for the period from July 1, 1996 to June 25, 1997, have been incorporated by reference into this Prospectus in reliance upon the report of Robinson Burdette Martin & Cowan, L.L.P., independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

       The financial statements of Ram Oil Well Service, Inc. and Rowland Trucking Co., Inc. as of December 31, 1996 and 1995, have been incorporated by reference into this Prospectus in reliance upon the report of Johnson, Miller & Co., independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

       The consolidated financial statements of Coleman Oil & Gas, Inc. and Subsidiaries as of October 31, 1996 and 1995, have been incorporated by reference into this Prospectus in reliance upon the report of Chandler & Company LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

       The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a registration statement on Form S-3 (together with all exhibits, schedules and amendments thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Statements in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information concerning the Company and the Common Stock, reference is made to the Registration Statement. Copies of the Registration Statement may be obtained from the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fee.

       The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information can be inspected and copied at the Public Reference Facilities maintained by the Commission at its principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and its regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Such information also may be obtained on the Internet through the Commission's EDGAR database at http://www.sec.gov. Copies of such materials also can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement reference is made to such exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in all respects by such reference.

===============================================================================
  NO DEALER, SALES PERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SECURITYHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AND OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY, SINCE THE DATE HEREOF.

                                   ----------

                                    CONTENTS
                                                                            Page


Incorporation of Certain Documents
     by Reference . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Disclosure Regarding Forward Looking
     Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
Selling Securityholders . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
Description of Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . 10
Description of Notes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
Description of Debentures   . . . . . . . . . . . . . . . . . . . . . . . . . 24
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25

================================================================================

================================================================================


                                   KEY ENERGY
                                  GROUP, INC.



                                  $216,000,000

                          5% CONVERTIBLE SUBORDINATED

                                 NOTES DUE 2004



                                6,629,869 SHARES

                                  COMMON STOCK

                            $.10 PAR VALUE PER SHARE



                                   ----------

                                   PROSPECTUS

                                   ----------



                                FEBRUARY 6, 1998



===============================================================================